November 12, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Phoenix Plus Corp.

Form S-1/A

Filed October 17, 2019

File No. 333-233778

To the men and women of the SEC:

On behalf of Phoenix Plus Corp., Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated October 31, 2019 addressed to Mr. Fong Teck Kheong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on October 17, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form S-1/A Filed October 17, 2019

Exhibits

Exhibit 23.1, page 1

1. Please obtain a currently dated consent from your auditors and include it with your next filing amendment.

Company Response:

We have obtained a currently dated consent and included it herein as exhibit 23.1.

General

2. We note your response to comment eight in our letter dated October 11, 2019 and we are unable to agree with your analysis. We do not believe that the activities described constitute more than nominal operations and you have had minimal revenue. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status.

Company Response:

Note: Our response to the above comment follows the below italicized information. Please note that we added the below to the Registration Statement.

We have added the following information to the corresponding page(s).

Page 18:

Major Contracts

On June 24, 2019, we, through our subsidiary Phoenix Plus International Limited, entered into an agreement with Rooframes Metal Tech Sdn Bhd, herein referred to as “Rooframes”, whereas we are to provide services to Rooframes which include, but are not limited to, site survey(s) and technical consultation regarding solar energy solutions for green energy. We began generating revenue in July of 2019, and as of October 31, 2019 we have generated revenue in the amount of HKD 200,000 from the aforementioned contract. Our total revenue that will be generated over the life of this contract, which is tentatively scheduled to end in June of 2020, will be HKD 670,000.

On October 2, 2019, we entered into a collaboration agreement with WWB Corporation, a subsidiary of Abalance Corporation, a company listed on the Tokyo stock exchange, Japan. The contract pertains to solar energy development for a solar park project in Sabah, Malaysia. The agreement does not have definitive timelines, specific services/business activities, or terms of payment. Both parties will, at an undefined date in the future, supplement the initial agreement with finalized terms at a point in time when the Company has sufficient staff/capabilities to carry out the proposed services which may include, but not be limited to, the operations described above.

Page 18: Our marketing remains in the planning stages, and we cannot identify specifically how or where we will begin advertising at this point in time aside from that our officers and directors may leverage existing personal relationships to garner up new business, and potential new clients. It should be noted the Company had had a “meet and greet” whereas potential clientele, known by our officers and directors, were invited to the Company’s office and pitched our current and future prospective services. Over 50 participants had taken part in the event. The event was promoted by our Chief Executive Office, Mr. Fong, through the Facebook page of Phoenix Plus Properties, which is a Company that he had founded in 2015 and continues to operate today. A video of part of the promotional event can be found here:

https://www.facebook.com/phoenixplusproperties/videos/2339658869422679/?v=2339658869422679

Page 18: We intend to begin hiring sales personnel and administrative staff during the initial months of 2020. We also intend to hire skilled laborers for installation of solar panels and related components. The number of laborers we will need to hire remains under consideration, but we have tentative plans to hire up between two hundred and two hundred fifty laborers. We do not presently have plans regarding whether these employees will be full time, part time, hired on a need be basis, or what benefits these employees may have.

Page 24: The office space is 12,000 square feet and to date the company has spent $114,263.38 towards ongoing renovations. These renovations include, but are not strictly limited to, preparing the interior of the office space for the Company’s use, improving functionality, and purchasing new office equipment.

Page 28: Our Chief Executive Officer Mr. Fong Teck Kheong founded and continues to operate Phoenix Plus Properties Sdn Bhd. From time to time Mr. Fong, through his involvement with Phoenix Plus Properties Sdn Bhd, may promote, and/or advertise, business activities of Phoenix Plux Corp., or any of its subsidiaries.

As mentioned above, we have taken significant steps towards renovating our office space, resulting in expenses totalling approximately $114,000, which will be reflected within the financial statements for our quarter ending October 31, 2019. Additionally, our officers and directors have held a corporate “meet and greet” to promote current and future service offerings. Approximately 50 participants took part in the event. Additionally, we have collected further revenues from our contract with “Rooframes” as a result of ongoing consultation services, which for the quarter ending October 31, 2019, totalled approximately $15,385. Based on these items we believe that we have exhibited a level of operations that is more than minimal or nominal in nature, and as such we believe ourselves to not be deemed a shell company.

3. We note your response to comment nine in our letter dated October 11, 2019. Please disclose the selling shareholder's prospectus delivery requirements.

Company Response:

We have disclosed the selling shareholder’s prospectus delivery requirements on page 22.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 12, 2019

/s/ Fong Teck Kheong

Fong Teck Kheong

Chief Executive Officer